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                                                                 Exhibit (a)(10)


                    EXCEL LEGACY CORP. COMPLETES TENDER OFFER
                    FOR PRICE ENTERPRISES, INC. COMMON STOCK

SAN DIEGO--(BUSINESS WIRE)--November 5, 1999--Excel Legacy Corp. ("Legacy") (AMEX:XLG) today announced that it has completed its exchange offer for the common stock of Price Enterprises, Inc. ("Enterprises") at $8.50 per share, comprised of $4.25 per share in cash, $2.75 per share in principal amount of Legacy's 9% Convertible Redeemable Subordinated Secured Debentures due 2004, which will be convertible at any time into shares of Legacy Common Stock at $5.50 per share, and $1.50 per share in principal amount of Legacy's 10% Senior Redeemable Secured Notes due 2004. The offer expired by its terms at 12:00 Midnight, New York City time, on November 3, 1999.

Based on information provided by Norwest Bank Minnesota, N.A., as exchange agent, 12,151,387 shares of the Enterprises common stock, representing approximately 91% of the outstanding common stock, were tendered by stockholders (including shares subject to guaranteed delivery) prior to the offer's expiration.

Excel Legacy is a public real estate company organized to create value through the acquisition, development and management of real property and real estate-related operating companies.

CONTACT: Graham R. Bullick, Senior Vice President--Capital Markets, Excel Legacy Corp., 858-675-9400 ext. 203.